Janet Barbiere 212.836.7506 janet.barbiere@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6760 www.kayescholer.com

August 22, 2013

Via E-mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Ms. Katherine Hsu, Office Chief

Re:	Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 Filed August 16, 2013 File No. 333-189017

Dear Ms. Hsu,

In response to the oral comments of the Securities and Exchange Commission staff concerning the referenced Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 that were conveyed to us in a phone conversation with Ms. Lulu Cheng of your office on August 21, 2013, we confirm, on behalf of the Registrant, that any material changes to the questions included in the due diligence questionnaire as set forth under the section “Transaction Participants – The Sponsors – Review of CGMRC Mortgage Loans – Legal Review,” will be disclosed in the related prospectus supplement at the time of the offering of the related series of offered certificates.

Please feel free to contact me at any time if I can provide additional information or to discuss the Registration Statement further.  You can reach me at (212) 836-7506.

Sincerely,

/s/Janet A. Barbiere
Janet A. Barbiere Kaye Scholer LLP

cc.
Lulu Cheng, United States Securities and Exchange Commission
Richard Simpson, Citigroup Commercial Mortgage Securities Inc.
Ryan M. O’Connor, Citigroup Commercial Mortgage Securities Inc.
William J. Cullen, Kaye Scholer LLP